UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36907

Hailiang Education Group Inc.

1508 Binsheng RD,

Binjiang District, Hangzhou City,

Zhejiang, China 310051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Affiliated Entity Restructuring

In order to address recent education industry changes and improve operational efficiency, Hailiang Education Group Inc. ( "the Company" ) determined to restructure its affiliated entity, Hailiang Education Management Group Co., Ltd. ("Hailiang Management").

On March 23, 2022, Hailiang Management finished the restructuring. After the restructuring, Hailiang Management separated into two entities: i) Hailiang Management, which is designated as the sponsor of the affiliated high schools or as the shareholder of the sponsor of the affiliated high schools; and (ii) Zhejiang Hailiang Education Technology Co., Ltd., the spun-off entity, which entity and its subsidiaries will provide services, including operation and management services, study trip services, and overseas study consulting services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hailiang Education Group Inc.

Date: March 23, 2022	By:	/s/ Junwei Chen
	Name:	Junwei Chen
	Title:	Chief Executive Officer